EXHIBIT 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010
IN AUSTRALIAN DOLLARS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in Australian dollars)

		Unaudited	Audited
		December 31,	June 30,
	Note	2010	2010

ASETS
Current Assets
Cash and cash equivalents		2,881,555	5,227,298
Trade and other receivables		695	825
Other current assets		680,617	1,479,603

Total Current Assets		3,562,867	6,707,726

Non-Current Assets
Plant and equipment		55,660	58,527
Other non-current assets		35,164	35,164

Total Non-Current Assets		90,824	93,691

Total Assets		3,653,691	6,801,417

LIABILITIES
Current Liabilities
Trade and other payables		789,365	1,244,417
Provisions		311,319	256,074

Total Current Liabilities		1,100,684	1,500,491

Non-Current Liabilities
Provisions		4,047	71,610

Total Non-Current Liabilities		4,047	71,610

Total Liabilities		1,104,731	1,572,101

Net Assets		2,548,960	5,229,316

Equity
Issued and unissued capital	6	76,441,240	75,120,164
Reserves	7	8,414,240	8,582,579
Accumulated losses		(82,306,520)	(78,473,427)

Total Equity		2,548,960	5,229,316

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in Australian dollars)
(Unaudited)

		Six months ended December 31,
	Note	2010	2009
Revenue from ordinary activities		70,310	92,856

Intellectual property expenses		(212,103)	(257,882)
Auditor and accounting expenses		(87,888)	(111,573)
Research and development expenses	4	(1,535,868)	289,316
Personnel expenses		(1,349,151)	(1,583,589)
Depreciation expenses		(16,658)	(16,665)
Other expenses		(429,210)	(482,704)
Travel expenses		(62,348)	(118,460)
Public relations and marketing expenses		(56,299)	(58,280)
Foreign exchange gain (loss)		(153,878)	31,136

Loss before income tax expense		(3,833,093)	(2,215,845)

Income tax expense		-	-

Loss for the period		(3,833,093)	(2,215,845)

Other comprehensive income		-	-

Other comprehensive income for the period, net of tax		-	-

Total comprehensive income for the period		(3,833,093)	(2,215,845)

Loss per share for loss attributable to the ordinary equity holders of the Company:		Cents	Cents
Basic loss per share	8	(1.59)	(1.00)
Diluted loss per share	8	(1.59)	(1.00)

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT
(in Australian dollars)
(Unaudited)

	Six months ended December 31,
	2010	2009
Cash Flows related to Operating Activities
Payments to suppliers and employees	(3,361,784)	(1,681,887)
Interest received	70,440	82,297

Net Operating Cash Flows	(3,291,344)	(1,599,590)

Cash Flows related to Investing Activities
Payment for purchase of plant and equipment	(8,083)	(20,288)

Net Investing Cash Flows	(8,083)	(20,288)

Cash Flows related to Financing Activities
Proceeds from issue of securities	1,150,000	6,000,000
Transaction costs relating to equity issuances	(20,123)	(339,878)

Net Financing Cash Flows	1,129,877	5,660,122

Net increase in cash and cash equivalents	(2,169,550)	4,040,244

Cash and cash equivalents at the beginning of the half year	5,227,298	4,304,977

Effects of exchange rate changes on cash and cash equivalents	(176,193)	26,785

Cash and cash equivalents at the end of the half year	2,881,555	8,372,006

The above Consolidated Cash Flow Statement should be read in conjunction with the following notes.

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in Australian dollars)

	Issued and Unissued Capital	Reserve	Accumulated Losses	Total

Balance at 30 June 2009	70,188,989	7,127,332	(73,566,505)	3,749,816

Transactions with owners in their capacity as owners:
Shares issued gross of costs	5,142,857	-	-	5,142,857
Options exercised	72,508	(72,508)	-	-
Options issued	-	1,154,743	-	1,154,743
Equity to be issued	50,386	-	-	50,386
Transaction costs	(339,878)	-	-	(339,878)
Share options – value of share option scheme	-	108,263	-	108,263
	4,925,873	1,190,498	-	6,116,371

Loss for the period	-	-	(2,215,845)	(2,215,845)
Total comprehensive income for the period	-	-	(2,215,845)	(2,215,845)

As at December 31, 2009	75,114,862	8,317,830	(75,782,350)	7,650,342

Transactions with owners in their capacity as owners:
Shares issued gross of costs	(25,636)	-	-	(25,636)
Options exercised	17,599	(17,599)	-	-
Options issued	-	175,660	-	175,660
Equity to be issued	17,517	-	-	17,517
Transaction costs	(4,178)	-	-	(4,178)
Share options – value of share option scheme	-	106,688	-	106,688
	5,302	264,749	-	270,051

Loss for the period	-	-	(2,691,077)	(2,691,077)
Total comprehensive income for the period	-	-	(2,691,077)	(2,291,077)

As at June 30, 2010	75,120,164	8,582,579	(78,473,427)	5,229,316

Transactions with owners in their capacity as owners:
Shares issued gross of costs	1,146,783	-	-	1,146,783
Options exercised	189,648	(189,648)	-	-
Options issued	-	5,850	-	5,850
Options forfeited	-	(2,265)	-	(2,265)
Equity to be issued	4,768	-	-	4,768
Transaction costs	(20,123)	-	-	(20,123)
Share options – value of share option scheme	-	17,724	-	17,724
	1,321,076	(168,339)	-	1,152,737

Loss for the period	-	-	(3,833,093)	(3,833,093)
Total comprehensive income for the period	-	-	(3,833,093)	(3,833,093)

As at December 31, 2010	76,441,240	8,414,240	(82,306,520)	2,548,960

The above Consolidated Statement of Changes in Equity should be read in conjunction with the following notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Australian dollars)

Note 1:  Basis of Preparation
The general purpose financial report for the interim half year reporting period ended December 31, 2010 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting ("AASB 134") and the Corporations Act 2001.  This interim financial report complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), Australian equivalents to International Financial Reporting Standards ("A-IFRS") and AASB 134.

This interim financial report does not include all notes of the type normally included in an annual financial report.  Accordingly, this report is to be read in conjunction with the Annual Report for the year ended June 30, 2010 and any public announcements made by Prana Biotechnology Limited (the “Company”) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Accounting Policies
The accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended June 30, 2010.

Going Concern
The consolidated entity is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable. As at 31 December 2010, the consolidated entity incurred an operating loss of A$3,833,093 (December 2009 loss: A$2,215,845). As at the half year-end, the consolidated entity’s net assets stood at A$2,548,960 (June 2010: A$5,229,316). The consolidated entity’s cash position has decreased to A$2,881,555 at 31 December 2010 from A$5,227,298 at 30 June 2010.  There remains a material uncertainty of the Company’s ability to continue as a going concern for a further twelve months from the date of signing the financial report and, therefore, whether the Company will realize its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report. However, the Directors believe that the going concern basis of preparation is appropriate given the following:

●
The preservation of the Company’s cash by the prioritisation of Prana’s research and development programs. Accordingly, the Company is focussing on optimising opportunities to advance PBT2 back into the clinic in affordable strategies for Alzheimer’s and Huntington’s Disease.

●
The Company is presently securing the financing necessary to ensure it continues as going concern over the next twelve months. However, to continue to meet it's longer term business objectives beyond the next twelve months, which would include advancement of the above noted programs, the Company would need to secure additional financing, which it is seeking via various opportunities. These include, mergers and acquisitions, potential joint venture arrangements and other means of securing resources from potential partners or investors.

At this time, the Directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position at 31 December 2010. Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Note 2:  Dividends
The Company resolved not to declare any dividends in the period ended December 31, 2010.

Note 3:  Segment Information
The Company's activities are predominately within Australia and cover research into Alzheimer's disease and other major age-related degenerative disorders.

Note 4:  Research and Development

		Six months ended December 31,
	Note	2010	2009
Research and development expenses

Personnel expenses related to research and development		(223,177)	(277,551)
Research and development expenses	(a)	(1,535,868)	289,316

Total Research and development expenses		(1,759,045)	11,765

(a) Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

For the six months ended 31 December 2010, the Company incurred research and development expenses of $1,759,045.  Such expenses were offset by cash that the Company received or is receivable, due to an adjustment under a research and development contract, resulting in the line item of research and development expenses for such period being $1,535,868.

Note 5:  Contingent Liabilities and Assets
There has been no change in contingent liabilities and assets since the last annual reporting date.

Note 6:  Contributed Equity

		As at
		December 31, 2010		June 30, 2010
	Note	No.	$	No.	$
Fully paid ordinary shares	(a)	242,037,203	73,739,596	234,045,871	72,418,520
Options for fully paid ordinary shares	(b)	-	2,701,644	-	2,701,644
Total Issued and Unissued Capital			76,441,240		75,120,164

(a) Fully paid ordinary shares

At the beginning of the year		234,045,871	72,418,520	202,710,473	67,487,345
Shares issued		7,174,749	1,151,551	30,915,000	5,185,124
Shares issued upon exercise of options		816,583	189,648	420,398	90,107
Transaction costs relating to share issues		-	(20,123)	-	(344,056)
At the end of the year		242,037,203	73,739,596	234,045,871	72,418,520

(b) Options for fully paid ordinary shares

At the beginning of the year		-	2,701,644	14,279,133	2,701,644
Expired options, unexercised		-	-	(14,279,133)	-
At the end of the year		-	2,701,644	-	2,701,644

Note 7:  Reserves – Share-Based Payments

	December 31, 2010		June 30, 2010
	No.	$	No.	$
Options for fully paid ordinary shares	17,531,311	6,445,243	26,419,378	6,613,582
Options for ADRs	380,000	1,515,434	380,000	1,515,434
Warrants for ADRs (1 ADR = 10 ordinary shares)	-	453,563	-	453,563
Total Share-Based Payments	17,911,311	8,414,240	26,799,378	8,582,579

During the six months ended December 31, 2010, the following movements in options to purchase fully paid ordinary shares occurred:

Options
•	Grant of options to purchase 200,000 ordinary shares to consultants
•	Exercise of options to purchase 316,583 ordinary shares by employees
•	Exercise of options to purchase 500,000 ordinary shares by consultants
•	Option to purchase 2,667,500 ordinary shares held by directors, employees and consultants expired on July 1, 2010
•	Option to purchase 2,000,000 ordinary shares held by consultants expired on July 1, 2010
•	Option to purchase 431,992 ordinary shares held by investors expired on November 1, 2010
•	Option to purchase 2,400,000 ordinary shares held by directors expired on November 1, 2010
•	Option to purchase 250,000 ordinary shares held by employees expired on November 1, 2010
•	Option to purchase 80,000 ordinary shares were forfeited upon termination of employment on November 4, 2010
•	Option to purchase 431,992 ordinary shares held by investors expired on December 1, 2010

Note 8:  Loss per Share

	As at
	December 31, 2010	December 31, 2009
Basic loss per share (cents)	(1.59)	(1.00)
Diluted loss per share (cents)	(1.59)	(1.00)
	$	$
a) Net loss used in the calculation of basic and diluted loss per share	(3,833,093)	(2,215,845)
	No.	No.
b) Weighted average number or ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	240,724,753	221,209,017

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share.  Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share.  All the options on issue do not have the effect to dilute the loss per share.  Therefore they have been excluded from the calculation of diluted loss per share.  There have been no other conversions to, call of, or subscriptions for ordinary shares since the reporting date and before the completion of this report.

Note 9:  Net Tangible Assets

	As at
	December 31, 2010	June 30, 2010
Net Tangible Assets	$2,548,960	$5,229,316
No. of Shares	242,037,203	234,045,871

Net Tangible Assets (cents)	1.05	2.23

Note 10:  Cash Flow Reconciliation

	As at
	December 31, 2010	December 31, 2009
	$	$
(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax	(3, 833,093)	(2,215,845)

Add back depreciation expense	16,658	16,665
Add back equity to be issued	-	50,386
Add back equity issued for nil consideration	22,860	405,863
Loss on sale of plant & equipment	(5,488)	-
Increases/(Decreases) in Provisions	(12,386)	37,297
(Increases)/Decreases in Accounts Receivable	130	(10,707)
(Increases)/Decreases in Other Current Assets	798,986	65,573
Increases/(Decreases) in Accounts Payable	(455,204)	77,963
Add back foreign exchange	176,193	(26,785)
Net Operating Cash Flows	(3,291,344)	(1,599,590)

	As at
	December 31, 2010	June 30, 2010
(b) Reconciliation of cash and cash equivalents
Cash and cash equivalents at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Statement of Financial Position as follows:
Cash and cash equivalents	$2,881,555	$5,227,298

Note 11:  Events Subsequent to Reporting Date
No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Company, the result of those operations or the state of affairs of the Company in subsequent financial years.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. This discussion and analysis should be read in conjunction with our financial statements and notes thereto included elsewhere in this Report.

Background

We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997.  Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses.  The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Stock Exchange, or ASX.  Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.”  We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively, in August 2004, both of which are currently inactive.

Our interim financial statements appearing in this report are prepared in Australian dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  Our interim financial statements appearing in this report comply with both IFRS as issued by the IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS.  In this report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

All of our revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

Overview

We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of degeneration of the brain and the eye as aging progresses.  We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development.  All of our product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies.  The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval.  To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets.  Initially we focused on clinical trials of our PBT1 compound as a therapeutic for the treatment of Alzheimer’s disease, which we ceased in April 2005 due to an unacceptably high level of an impurity found in the compound.  In early August 2003, our PBT2 compound was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer’s disease.  We have completed two Phase I studies of PBT2 and a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease.  For additional details regarding our clinical trials see Item 4.A., “Information on the Company - History and Development of the Company,” of our Form 20-F for the year ended June 30, 2010, filed with Securities and Exchange Commission on November 9, 2010.

Highlights For The Six Months Ended December 31, 2010

In July 2010, we presented data emerging from our research and development that the neuroprotective qualities of our lead product candidate PBT2 indicate that PBT2 may have clinical application in Huntington’s disease patients in addition to Alzheimer’s disease.   At the International Conference on Alzheimer’s Disease in Hawaii, our Head of Research, Associate Professor Robert Cherny, described how PBT2 prolonged survival, increased motor strength and delayed involuntary limb clenching that otherwise presents in the transgenic mouse model of Huntington’s disease.  In addition, PBT2 appears to prevent the aggregation of the hallmark toxic mutant huntingtin protein. Examination of the brains of transgenic mice revealed that PBT2 had a significant impact on preventing the degeneration of neurons, further evidencing the neuroprotective attributes of PBT2 that had been reported earlier in our work on Alzheimer’s disease.

In August 2010, we announced the grant of the key patent from the United States Patent and Trademark Office, protecting the composition of PBT2 matter, together with protection for numerous other 8-hydroxyquinolines from our MPAC library.  The United States Patent and Trademark Office also extended the patent term such that the term of the patent is until December 21, 2025 with possible additional pharmaceutical patent term extensions.  In the same month, the nine month mandatory post-grant opposition period for the related patent case in Europe lapsed without any third party opposition.  Accordingly, the patent case in Europe was placed on the Register of European Patents and the term is until July 16, 2023 with possible pharmaceutical extension of patent term of five years.

In September 2010, the highly regarded scientific journal Cell published the paper entitled, “Iron-Export Ferroxidase Activity of Beta-Amyloid Precursor Protein is Inhibited by Zinc in Alzheimer’s Disease,” which was co-authored by Professor Ashley Bush, a founding scientist of our company and member of the our Research and Development Advisory Board.  The paper reported on the new discovery that Beta-Amyloid Precursor Protein, or APP, plays a critical role in exporting iron out of neurons, which is a necessary function to prevent the buildup of iron in neurons, otherwise the iron promotes oxidative stress leading to neuronal death.  APP can be prevented from performing this vital role by zinc present in the synapses.  In Alzheimer’s disease, zinc accumulates in the synapses by being trapped by the amyloid aggregates that accumulate in the synapses as Alzheimer’s disease progresses.  Accordingly, our therapeutic strategy of restoring normal metal levels, such as zinc, in the brain is supported by these new research findings.  PBT2 can transport zinc into neurons to promote normal neurotransmission and improve cognition.

Late in September 2010, we announced that there was sufficient compelling evidence for one of our Parkinson’s disease drug candidates, PBT434, to be declared our lead development compound for Parkinson’s disease.  PBT434 has demonstrated significant rescue of the neurons that die in Parkinson’s disease, the substantia nigra, in two animal models of Parkinson’s disease and that this preservation of neurons translated into significant improvement in motor coordination.  Moreover, PBT434 has been shown to elevate levels of the protective protein called DJ-1, which is known to be important in reducing the rise of oxidative stress build-up in neurons in Parkinson’s disease.  Mutations in the gene for this protein cause early-onset Parkinson’s disease.  In addition, PBT434 appears to reduce levels of another protein implicated in the pathology of Parkinson’s disease called alpha – synuclein.  The findings were presented at the 2nd World Parkinson Congress in Glasgow in late September 2010 by our Head of Research, Associate Professor Robert Cherny.

In December 2010, our management assembled a team to develop a Phase IIa clinical trial protocol for the treatment of Huntington’s disease with PBT2.  The group is comprised of leading clinical researchers from Australia and the United States, including members from the Huntington Study Group based in the United States and Australia.  PBT2 has previously demonstrated that it can improve cognitive executive function in a Phase IIa study in Alzheimer disease patients. The team is considering the type of Phase IIa study most appropriate for PBT2, understanding its potential as a disease modifying approach to the treatment of this crippling disease.

In March 2011, we presented new data on PBT434, our lead compound in pre-clinical development for Parkinson’s disease at the 10th International Conference on Alzheimer’s and Parkinson’s diseases in Barcelona.  The presentation showed that unlike most other Parkinson’s disease drugs on the market or in development today, PBT434 does not act by artificially manipulating levels of the neurotransmitter dopamine.  Instead, PBT434 works upstream by preventing the death of the cells that produce dopamine, the substantia nigra to enable the restoration of motor control and function.  The presentation included data from three different animal models supporting the novel disease modification therapeutic strategy of the drug.

In March 2011, we announced that Professor Ashley Bush, our co-founding scientist, was awarded a National Health and Medical Research Council Australia Fellowship.  The A$4 million award was announced by Australia’s Federal Minister for Mental Health and Ageing, The Hon Mark Butler MP.  The award will provide funding for the research undertaken by Professor Bush into the underlying basis for Alzheimer’s disease, which will assist in the development of therapeutic strategies to treat the disease.  The Australia Fellowship is Australia’s most prestigious award for excellence in the fields of health and medical research and recognizes those researchers with the vision and application to tackle some of the biggest health issues facing society today.

In March 2011, we announced the publication of new data on the ability of PBT2 to repair the damage in an Alzheimer’s affected brain, thereby facilitating the restoration of cognition in Alzheimer’s disease.  The article published in the science journal PLoS ONE, entitled “Metal Ionophore Treatment Restores Dendritic Spine Density and Synaptic Protein Levels in a Mouse Model of Alzheimer’s Disease,” describes the biochemical and anatomical changes that occur in the brains of transgenic tg2576 Alzheimer’s disease mice treated with PBT2.  After 11 days of treatment, the brains of the transgenic mice showed a statistically significant increase in the numbers of spines on the branches (or dendrites) of neurons in the hippocampus, a memory center specifically affected by Alzheimer’s disease.  Increasing the number of spines permits many more neurons to interconnect with any particular neuron, thereby increasing the brain’s capacity to carry out learning and memory functions.  The findings help to explain the rapid improvement in cognition previously reported in transgenic Alzheimer’s disease mice and in patients that participated in our Phase IIa clinical trial for PBT2.

Six Months Ended December 31, 2010 Compared to Six Months Ended December 31, 2009

Revenue

Revenue, consisting of interest income, decreased to A$70,310 for the six months ended December 31, 2010 from A$92,856 for the six months ended December 31, 2009, a decrease of A$22,546 or 24.28%.  The decrease in interest income is primarily attributable to a reduction in cash and cash equivalents during the six months ended December 31, 2010 and lower prevailing interest rates.

Research and development expenses

Research and development expenses increased to A$1,535,868 for the six months ended December 31, 2010, compared to research and development income of A$289,316 for the six months ended December 31, 2009, due to a cash reimbursement that we received under a research and development contract.  For the six months ended December 31, 2010, we incurred research and development expenses of A$2,726,441 compared to A$620,099 for the six months ended December 31, 2009.  The increase in research and development expenses in the six months ended December 31, 2010 is primarily attributable to substantial expenses for the scale up manufacturing of PBT2 active pharmaceutical ingredient, or API, including expenses for the acquisition of raw materials, the first installment of the manufacturing campaign and the engagement of a clinical research organization to initiate pre-trial activities for a Phase II trial of PBT2 in Alzheimer’s disease.  In each of the six months ended December 31, 2010 and 2009, our research and development expenses were offset by a $1,190,573 and $909,415 cash reimbursement that we received or is receivable under a research and development contract, respectively.

Personnel expenses

Personnel expenses decreased to A$1,349,151 for the six months ended December 31, 2010 from A$1,583,589 for the six months ended December 31, 2009, a decrease of A$234,438 or 14.80%.  The decrease in personnel expenses is primarily attributable to decreased equity-based compensation in the form of options and shares issued to directors, employees and consultants.

Intellectual property expenses

Intellectual property expenses decreased to A$212,103 for the six months ended December 31, 2010 from A$257,882 for the six months ended December 31, 2009, a decrease of A$45,779 or 17.75%.  The decrease in intellectual property expenses in the six months ended December 31, 2010 was primarily due to the completion of substantial prosecution of a key patent application in the United States.

Auditor and accounting expenses

Audit and accounting expenses decreased to A$87,888 for the six months ended December 31, 2010 from A$111,573 for the six months ended December 31, 2009, a decrease of A$23,685 or 21.23%.  The decrease in auditor and accounting expenses in the six months ended December 31, 2010 was attributable to a decrease in auditor fees resulting from decreased costs associated with preparation for the expected auditor attestation report on our internal control over financial reporting, which requirement no longer applies to our company.

Travel expenses

Travel expenses decreased to A$62,348 for the six months ended December 31, 2010 from A$118,460 for the six months ended December 31, 2009, a decrease of A$56,112 or 47.37%.  The decrease in travel expenses is primarily attributable to decreased overseas travel by executives and consultants for company business meetings.

Public relations and marketing expenses

Public relations and marketing expenses decreased to A$56,299 for the six months ended December 31, 2010 from A$58,280 for the six months ended December 31, 2009, a decrease of A$1,981 or 3.40%.  Our public relations and marketing expenses consist primarily of costs relating to our U.S.-based investor relations consultants.  The decrease in public relations and marketing expenses in the 2010 period is primarily attributable to the appreciation of the Australian dollar against the U.S. dollar during the six months ended December 31, 2010, which decreased the Australian dollar value of such U.S. dollar denominated expenses.

Depreciation expense

Depreciation expense decreased to A$16,658 for the six months ended December 31, 2010 from A$16,665 for the six months ended December 31, 2009, a decrease of A$7 or 0.04%.  The decrease in depreciation expense is primarily attributable to the A$5,488 write-off of computer equipment.  Additional plant and computer equipment in the aggregate amount of A$13,792 was purchased during the six months ended December 31, 2010.

Other expenses

Other expenses from ordinary activities decreased to A$429,210 for the six months ended December 31, 2010 from A$482,704 for the six months ended December 31, 2009, a decrease of A$53,494 or 11.08%.  The decrease is primarily attributable to a decrease in insurance, legal and office costs.

Foreign exchange gain

We recorded a foreign exchange loss of A$153,878 for the six months ended December 31, 2010 compared to a foreign exchange gain of A$31,136 for the six months ended December 31, 2009.  Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, Great British Pounds and Euro.  In the 2010 and 2009 periods, the Australian dollar appreciated against the U.S. dollar.  The loss recorded in the 2010 period was due to an increase in cash that we held in foreign currency and the appreciation of the Australian dollar against the U.S. dollar, which had an adverse impact on the Australian dollar value of our cash held in U.S. dollars.

Inflation and Seasonality

Management believes that inflation has not had a material impact on our company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of June 30, 2010 our accumulated deficit totaled A$78,473,427.  From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering.  Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.  During the period from 2001 to 2006, we were awarded government grants in the aggregate amount of A$3.3 million, but we have not received any government grants since 2006.

In September 2009, we raised A$6.0 million before costs (approximately A$5.7 million net of costs) in a private placement to one of our institutional shareholders in the United States of 30 million ordinary shares (equivalent to three million ADRs) at a price of A$0.20 per share (A$2.0 per ADR).  We also agreed to grant the investor, subject to shareholder approval, options to purchase 10 million ordinary shares (equivalent to one million ADRs) at an exercise price of A$0.30 per share (A$3.0 per ADR) that will expire four years after the date of the issuance of the shares in the private placement.  Shareholder approval for the issuance of the shares and option grant was obtained in November 2009.  We also agreed to issue to the investor up to an additional 3,000,000 ordinary shares, or 300,000 ADRs, if the daily closing price of our ordinary shares on the ASX on any day from the date of the private placement until five days after the date on which the registration statement for the ordinary shares issued in the private placement is declared effective, declines below A$0.19, based on a formula set forth in the agreement.  The foregoing condition was met and based on the agreed upon formula, we issued to the investor an additional 750,000 ordinary shares, pursuant to the approval of our shareholders obtained in November 2009.

In July 2010, we raised A$1.15 million (US$1.0 million) (before costs) in a private placement of 7.065 million of our ordinary shares (equivalent to 0.7 million ADRs) to Quintiles, at a price of A$0.1624 per ordinary share (US$1.624 per ADR).

Capital expenditures for the six months ended December 31, 2010 was A$8,083 and capital expenditures for the six months ended December 31, 2009 was A$20,288.  These expenditures were principally for plant and computer equipment.  We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations.

We had A$2,881,555 of cash and cash equivalents at December 31, 2010, compared to A$5,227,298 at June 30, 2010.

On February 21, 2011, the Alzheimer’s Drug Discovery Foundation, or ADDF, awarded us a grant of US$700,000, to be provided in two equal installments over two years, of which $350,000 was already provided.  The ADDF is based in New York and functions on a venture philanthropy model.  The purpose of the grant is to support a Phase II imaging trial with PBT2 to investigate the effect of PBT2 on the deposition of beta-amyloid in the brains of patients with mild Alzheimer’s disease.  It is planned that the trial will be a placebo controlled, double blinded study in 40 patients conducted in Melbourne, Australia.  We issued to ADDF a convertible promissory note in the principal amount of the grant and a five-year warrant to purchase 612,397 ordinary shares of our company at a price per share of A$0.17 (equivalent to US$0.169), being the closing pricing of our ordinary shares on the ASX on the date of our agreement with ADDF.  We have also agreed to issue an additional five-year warrant to purchase US$105,000 of ordinary shares of our company at a price per share equal to the closing price of our ordinary shares on the ASX on the date of the receipt of the second installment of US$350,000.  The note will become due and payable on February 25, 2014, unless converted earlier.  We may, under certain conditions, elect to issue our ordinary shares to satisfy our repayment obligation at a price per shares equal to 80% of the then prevailing volume weighted average price of our ordinary shares on the ASX during the five trading days prior to the issuance.  Under the terms of the convertible note, the ADDF may elect, at its discretion, to convert the promissory note into ordinary shares of our company following the consummation by us of a debt or equity financing to third party investors resulting in gross proceeds to our company of at least US$1.0 million, or upon a sale of our company.  Following the completion of the private placement described in the following paragraph, the ADDF is now entitled to convert the note under the same terms as such private placement, or under the same terms as any subsequent financing that we may complete prior to the conversion or repayment of the note.

On March 28, 2011, we completed a private placement of our securities to institutional investors for aggregate gross proceeds of approximately A$6.12 million (US$6.19 million).  Under the terms of the offering, we sold an aggregate of approximately 27,200,000 ordinary shares (equivalent to 2,720,000 ADRs) at a price of A$0.225 per share (A$2.25 per ADR).  We also granted to the investors options to purchase up to an aggregate of approximately 6,800,000 ordinary shares (equivalent to 680,000 ADRs) at an exercise price of A$0.225 per share (A$2.25 per ADR).  The options are exercisable for a term of four years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions.

Our directors believe that the going concern basis of preparation of our financial statements for the six months ended December 31, 2010 is appropriate given the A$6.12 million (US$6.19) million) funding that we raised subsequent to such period.  Such funding will enable us to continue to pursue our current business objectives which include optimizing opportunities using affordable strategies to advance PBT2 to further clinical trials for Alzheimer’s disease and Huntington’s disease.  However, should the need arise; we believe that we have the ability to scale down our operations.

At this time, our directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position as of December 31, 2010.  Therefore, no adjustments have been made to our financial statements relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should we not continue as a going concern.

Cash Flows

Net cash used in operating activities increased to A$3,291,344 for the six months ended December 31, 2010 from A$1,599,590 for the six months ended December 31, 2009.  Net cash used in operating activities primarily consists of payments to suppliers and employees.  The increase in net cash used in the 2010 period was primarily due to increased research and development expenses as a result of our initiating a large scale manufacturing campaign for PBT API and the engagement of a clinical research organization to initiate initial pre-trial activities for a Phase II trial of PBT2 in Alzheimer’s disease.  During the 2010 and 2009 periods, our research and development expenditure was offset by a A$624,223 and A$909,415, respectively, cash reimbursement under a research and development contract.

Net cash used in investing activities decreased to A$8,083 for the six months ended December 31, 2010 from A$20,288 for the six months ended December 31, 2009.  Cash flows used for investing activities was primarily attributable to payments for the purchase of property and equipment for the six months period ended December 31, 2010 and 2009.

Net cash provided by financing activities was A$1,129,877 for the six months ended December 31, 2010 compared to A$5,660,122 for the six months ended December 31, 2009.  Cash flows provided by financing activities for the six months ended December 31, 2010 is attributable to a private placement of our ordinary shares to Quintiles in July 2010.  Cash flows provided by financing activities for the six months ended December 31, 2009 is attributable to a private placement of our ordinary shares to an institutional investor in the United States in September 2009.

We realized a foreign exchange loss of $176,193 for the six months ended December 31, 2010 compared to a foreign exchange gain of A$26,785 for the six months ended December 31, 2009.  In the 2010 and 2009 periods, the Australian dollar appreciated against the U.S. dollar.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia.  Therefore, we are directly affected by political and economic conditions in Australia.

Risk Factors

There have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended June 30, 2010.